Filed by Consolidated Communications Holdings, Inc.
pursuant to Rule 425 under the Securities Act of 1933,
as amended, and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934, as amended

Subject Company: North Pittsburgh Systems, Inc.
Commission File No.: 0-13716

Consolidated Communications Second Quarter 2007 Conference Call
Moderator: Steve Jones
August 9, 2007
11:00 a.m. EST

OPERATOR: Welcome to the Consolidated Communications second quarter earnings call. At this time, all participants are in a listen-only mode. Following management’s prepared remarks, we’ll hold a Q&A session. To ask a question, please press star, followed by one on your touch-tone phone. If anyone has difficulties hearing the conference, please press star zero for operator assistance.

As a reminder, this conference is being recorded August 9th, 2007.

I would not like to turn the conference over to Steve Jones of Consolidated Communications. Please go ahead, sir.

STEVE JONES, VICE PRESIDENT, VP INVESTOR RELATIONS, CONSOLIDATED COMMUNICATIONS:
Thank you, Kara and good morning, everyone. Thank you for joining us today for Consolidated Communications’ second quarter 2007 earnings conference call.

I’m Steve Jones, Vice President, Investor Relations, and with us on the call today are Bob Currey, President and Chief Executive Officer, and Steve Childers, Chief Financial Officer.

After the prepared remarks, we will conduct a question-and-answer session.

I will now review the Safe Harbor and proxy solicitation provisions of this call, and then turn it over to Bob. First, the Safe Harbor.

This call may contain forward-looking statements within the meaning of the federal securities laws. Such forward-looking statements reflect, among other things, management’s current expectations, plans and strategies, and anticipated financial results, all of which are subject to known and unknown risks, uncertainties, and factors that may cause the actual results to differ materially from those expressed or implied by these forward-looking statements. Please see our public filings with the Securities and Exchange Commission for more information about forward-looking statements and related risk factors.

In addition, during this call, we will discuss certain non-GAAP financial measures. Our earnings release for this quarter’s results, which has been posted to the investor relations section of our Web site, contains reconciliations of these measures to the nearest GAAP equivalent.

And now the proxy solicitation. This material is not a substitute for the prospectus or proxy statement Consolidated Communications Holdings and North Pittsburgh Systems will file with the Securities and Exchange Commission. Investors are urged to read the prospectus and proxy statement, which will contain important information, including detailed risk factors, when it becomes available.

The prospectus and proxy statement and other documents, which will be filed by Consolidated Communications and North Pittsburgh Systems with the Securities and Exchange Commission, will be available free of charge at the SEC’s Web site or by directing a request to either company. The companies’ addresses were provided in this morning’s release. The final prospectus and proxy statement will be mailed to shareholders of North Pittsburgh Systems.

This communication does not or shall not constitute an offer to sell or the solicitation of an offer to buy securities, nor shall there be any sale of securities in any jurisdiction in which such offer of solicitation or sale would be unlawful prior to registration or qualification of these securities under the securities laws of such jurisdiction.

Consolidated Communications Holdings and North Pittsburgh Systems and certain of their respective directors, officers, and other members of management and employees are participants in the solicitation of proxies in connection with this proposed transaction.

Information about the directors and executive officers of Consolidated Communications Holdings is set forth in the proxy statement filed in connection with their 2007 annual meeting. Information about the directors and executive officers of North Pittsburgh Systems is set forth in the company’s annual report on Form 10-K for the year ended December 31st, 2006, as amended.

Investors may obtain additional information regarding interest of such participants in the proposed transactions by reading the prospectus and proxy statement for such transactions when it becomes available.

I will now turn the call over to Bob, who will provide a brief overview of our financial and operating results, an update on the North Pittsburgh transaction, and an update on a couple of product initiatives we have underway. After which Steve Childers will provide a more detailed review of our second quarter financials - Bob.

BOB CURREY, PRESIDENT & CEO, CONSOLIDATED COMMUNICATIONS:
Thank you, Steve, and thank you all for joining us today.

I am pleased to report we had another strong quarter. We continued to successfully execute on our strategy of providing high-quality broadband and voice services in Texas and Illinois, thus generating strong, sustainable cash flows to support our dividend. We achieved this by growing revenue per customer, improving operating efficiency, and maintaining a disciplined capital expenditure philosophy.

Before I discuss the results for the quarter, though, let me take a minute and update you on the North Pittsburgh transaction.

As I mentioned on the call we had a little over a month ago, we’re very excited with the North Pitt transaction. It is expected to be cash flow accretive in the first full year of operation. It adds attractive markets to our portfolio. And has a strong network that can be leveraged to increase broadband penetration and roll-out IPTV.

In terms of an update, the approval processes and integration planning have begun. We held meetings with the Pennsylvania Public Utility Commission commissioners, and their staff the week after the deal was announced and completed the requisite state filings several weeks ago. We completed all FCC filings on July 20th, and on August 3rd, we received notice that the FTC granted early termination of Hart-Scott-Rodino waiting period.

As mentioned on the call when we announced the transaction, we don’t envision significant issues with the regulatory approval process.

The integration planning has also begun. My direct reports and I had a series of very positive meetings with the North Pitt employees two weeks ago. We’ve identified the officers from both companies who will have overall responsibility for the integration effort. The subject matter leads from Consolidated either have begun or will begin discussions shortly with their counterparts in Pittsburgh to refine our integration plans.

We are anxious to get going, and will be well prepared to hit the ground running when the transaction closes.

If you’re not aware, North Pitt also released its earnings this morning. We were pleased to see a 50 percent reduction in their access line losses in the second quarter when compared to the first quarter. Overall, both their financial results and their operating trends were in line with our expectations. Please refer to their press release for specifics on their quarter.

And lastly, regarding the financing for the North Pittsburgh transaction, we recognize that the credit markets have been under pressure recently. We would like to remind you that our financing is fully committed, both in terms of total funding amount and interest rate.

Additionally, we realize that our stock has traded off, and while we don’t normally comment on our stock price performance, it is important to note that nothing has fundamentally changed in our business. As we will explain on the balance of the call, we continue to deliver solid financial results. We remain very confident with our broadband initiatives, and look forward to closing and integrating the North Pitt property.

So, with that update on North Pitt, let me now talk about Consolidated. We’re very pleased with the financial results this quarter. Second quarter revenue and adjusted EBITDA were $80.9 million and $36.1 million, respectively. Our adjusted EBITDA margin improved by 110 basis points in the quarter when compared to the same quarter in 2006. The dividend payout ratio was a comfortable 75.6 percent in the quarter, and is 71.9 on a year-to-date basis.

Operating metrics were solid. As you know, second quarter historically is the slowest quarter of the year for our industry. Regardless, we grew total connections in the quarter.

Access lines in the quarter were impacted by the reduction of approximately 344 lines associated with an Internet service provider reconfiguring its network. Unfortunately, these reconfigurations happen from time to time. This provider has only a small number of PRIs remaining, so if we see any future activity, it will have minimal impact.

We added almost 2,300 new DSL subscribers during the quarter, bringing the total subscriber base to over 58,000. Our penetration of primary residential lines grew to 35.4 percent. These results were consistent with comparable quarters from prior years.

For the quarter, we also added just over 1,200 IPTV customers across both states, bringing the total subscriber base to over 9,500.

I’m particularly pleased to report that HD launched in Texas and that we are ready to roll it out in Illinois later in the month of August. The picture quality is fabulous, and the early customer reaction in Texas has been very positive.

Regarding DVR, we are on track for our projected fourth quarter product launch in both of our states. We are excited about the HD rollout and the launch of the DVR product. These enhancements will further strength our IPTV product suite and provides us with a very compelling value proposition.

DSL and IPTV are sticky, and have been the drivers of the growth in connections and in the growth in revenue per customer. We continue to experience that over 90 percent of our IPTV customers take the full Triple Play offering, making us the leading Triple Play provider in our markets.

As you are aware, we have been focused on strengthening our top line. Beyond the HD and DVR launches I just talked about, we continue to introduce new products and enhance our existing lineup. Let me update you with a couple of initiatives that do just that.

First, our voice over IP product. We recognized some time ago that a portion of our business customers wanted a phone system that had a robust feature set and functionality without the capital outlay required of a traditional key or PBX system. In 2005, we launched an attractively priced, hosted VoIP product targeted at the small to medium-sized business customers in Texas. The response has been positive, and it has helped us retain business customers and, importantly, to lock them in to multiyear commitments.

Currently this product is only offered in Texas, but will be rolled out in new markets as demand warrants.

At the end of the second quarter, we had approximately 1,800 VoIP seats that are not included in our total connection count.

The second update is a product enhancement. Based on the strength of our network and customer feedback, last week we began offering a 10 meg DSL product in select markets. This product offering is attractive to that subset of customers that require more bandwidth and demonstrates our commitment to keeping pace with a growing demand for Internet speed.

Along with growing revenue per customer, we also continue to focus on our cost structure. The cost reduction initiatives we’ve put in place have been key drivers of the 110 basis point improvement in adjusted EBITDA margin. We are pleased with this improvement, and we will continue to focus on operating efficiency in subsequent quarters.

On the competitive front, although we continue to expect additional entrants before the end of the year, no cable companies have launched a voice product in our markets during the past quarter.

And lastly, in terms of billing integration, we will complete phase three at the end of this month. And, as with phases one and two, we will come in on time and on budget. I’m extremely pleased with the successful outcome and the in-house expertise we have developed. We will certainly be leveraging this expertise when we integrate the North Pittsburgh Systems.

I’ll now turn the call over to Steve, our CFO, for the financial review.

STEVE CHILDERS, CHIEF FINANCIAL OFFICER, CONSOLIDATED COMMUNICATIONS:
Thanks Bob, and good morning to everyone. As Bob mentioned, we are very pleased with both our second quarter and year-to-date results.

This morning, I will review our quarterly financial performance and then reiterate 2007 guidance.

Revenue for the quarter was $80.9 million, which reflects a $1.6 million increase compared to $79.3 million in the second quarter of 2006. The quarter-over-quarter increase was primarily driven by a $1.7 million increase in data and Internet services revenue, and also a $600,000 increase in network access revenue. These increases were partially offset by a decline of $700,000 in subsidy revenue. The data and Internet revenue increase was driven by growth in both DSL and IPTV subscribers.

The network access increase was primarily driven by an increase in switched access rates associated with our July 2006 tariff filing. Also reflected was approximately $260,000 in recoveries from the Texas infrastructure fund. As a result of a change in how that plan is administered, we were able to recoup some 2005 cost over the last nine months. We are essentially done with that recovery, and expect the incremental draw to stop beginning early in the third quarter.

The client and subsidy revenue was primarily driven by the impact our lower expense levels have on our subsidy draws.

Total operating expenses for the second quarter of 2007 were $64.7 million, which reflects a decrease of $800,000 compared to the same quarter last year. This was driven by both lower salary and benefit costs as well as lower severance expense.

Net interest expense increased $1.3 million to $11.5 million for the quarter compared to the second quarter of 2006. The increase is primarily due to additional borrowings associated with share repurchase completed in the third quarter of 2006.

Income tax expense was an expense of $1.1 million for the quarter compared to a benefit of $3.1 million for the same period last year. The second quarter of 2006 reflected a non-cash tax benefit associated with the enactment of tax legislation in Texas. This legislation was amended in the 2007 session, which resulted in a reduction of our net deferred tax liabilities and a $1.7 million non-cash tax benefit, which we ran through our second quarter tax provision.

Accordingly, net income for the second quarter of 2007 was $5.5 million compared to $8.2 million for the same period last year.

Net income per common share for the second quarter of 2007 was $0.21 per share compared to $0.28 for the same period last year. However, we do believe it is appropriate to look at our second quarter income per share on an adjusted basis. As detailed on the adjusted net income per share schedule in the earnings release, our adjusted number was $0.19 compared to $0.17 in 2006.

Adjusted EBITDA increased $1.6 million to $36.1 million for the quarter compared to $34.5 million for the same period last year. Results were strong, and we are pleased with the margin increase we achieved in the quarter. Driving this was strong revenue performance, the impact of our cost reduction initiatives, and the increased cash distributions from our cell partnerships.

Capital expenditures were on plan at $8.5 million in the second quarter of 2007. We ended the quarter with $26.7 million in cash and marketable securities on the balance sheet, and our $30 million revolving credit facility remains fully available to us.

For the second quarter of 2007, our total net leverage ratio, as calculated in our earnings release, was four times to one. All of our coverage ratios were well within compliance levels of our credit facility.

Cash available to pay dividends was $13.3 million in the second quarter of 2007, yielding a 75.6 percent dividend payout ratio.

Now I’d like to reiterate our 2007 guidance, which remains unchanged from the guidance we provided in our fourth quarter 2006 earnings call.

Capital expenditures are expected to be in the range of $32 million to $34 million. Cash interest expense is expected to be in the range of $43.5 million to $45 million, and cash income taxes are expected to be in the range of $12 million to $14 million.

With respect to our dividend, our board of directors has declared the next quarterly dividend of approximately $0.39 cents per common share payable on November 1st, 2007 to shareholders of record on October 15th, 2007.

And with that, I’ll now turn the call back over to Bob.

CURREY:

Thank you, Steve.

So, in summary, we had a good quarter. We’re very pleased with our performance. We continue to execute on our strategy, and our results demonstrate that that strategy is paying off. We are excited with both how the current business is performing and the initiatives that we have underway.

We continue to be focused on delighting our customers with great service and enhancing our lineup of products and services with such things as HD, DVR, 10-meg DSL tier, and a very attractive VoIP offering. We are looking forward to closing the North Pitt transaction and welcoming those employees to the Consolidated team.

So, with that, Kara we’d like to open it up for questions.

OPERATOR: Ladies and gentlemen, if you wish to register for a question for today’s question-and-answer session, you’ll need to press star, then the number one on your telephone. You will hear a prompt to acknowledge your request. If your question has been answered and you wish to withdraw your polling request, please do so by pressing the star, then the number two. If you are using a speakerphone, please pick up your handset before entering your request.

One moment, please, for the first question.

OPERATOR: Our first question is from Patrick Rien with Lehman Brothers.

PATRICK RIEN, LEHMAN BROTHERS: Good morning, guys. Thanks for taking the question.

Just wanted to get into IPTV a little bit. You have the DVR launch coming up in the fourth quarter. Just wondering if you - how much you slow down kind of marketing ahead of that, and what that - you know, how that helped out margins, and if you’d expect, once you get marketing going in the fourth quarter with that launch, does that - how does that impact margins on the back end of the year?

CURREY: Yes, good morning, Patrick. A multi-part question here. Let me try that.

Starting with the end and working forward, You’re correct it is EBITDA dilutive when we launch the product. So, we think there will be an uptick in demand when we launch these new services, and yes, they are dilutive as you launch the new product.

As we have explained in the past, we think it’s an18- to 20-month period before it becomes accretive on an EBITDA basis.

I wouldn’t say that we slowed down the marketing, but we clearly recognized that we had - we would have to go back out and make a customer visit and change out the gateways on homes that then upgraded to HD and DVR. So, the real push for us, though, was having HD available this quarter for that segment of customers that are really the sports nuts. You need HD for football in the fall, and we are - we’re perfectly situated to have HD now available.

I would also add that, in the Illinois market, which is a Big 10 state, that we have the Big 10 network, the only one in our serving territory with the Big 10 network, also offered under HD.

So, we’re excited about it. It will be slightly dilutive in the short term, but looking forward to the launch of these two new products.

RIEN: Great. And can I have one quick follow-up. On that HD, any indication what percent of net adds are taking that or, you know, the current base is upgrading to that product?

CURREY: Yes, and again, I would caution you that this is really early data.. We’ve only had it up about a month in Texas. But 50 percent of the new customers in Texas are taking the HD tier.

Which is the premium tier that we charge for, so we’re excited that it’s at that level.

RIEN: OK. Thank you.

CURREY: You’re welcome.

OPERATOR: Our next question is from Jonathan Chaplin with JP Morgan. Go ahead with your question.

JONATHAN CHAPLIN, JP MORGAN: Hey, guys, thanks for taking the question.

Just a quick comment. Bob, I know you’re worried about the volatility in the stock price. I couldn’t help but notice there are a couple of large quant funds in your top 10 holders list. Given the volatility in the markets generally, particularly amongst small caps recently, and, by how some of those funds have been hit recently, a lot of the move in your stock price is probably not fundamentally driven.

But in terms of questions, firstly, you know, going back to NPSI, based on our estimates after the assets are integrated and the synergies are captured, it looks like your payout ratio comes down substantially into the 60s. Given that you’ve been comfortable with the payout ratio around 75 percent historically it looks like you’d have room to increase the dividend fairly substantially, and I’m wondering if you could give us some thoughts around that.

And then if you look at NPSI’s results this quarter, is there anything that would make you feel like the synergies that you have laid out there are not achievable or that you’re nervous about some of those categories of synergies?

And then finally, on the 10-megabit product that you’ve launched, how much of your footprint in Texas can get that, and are you offering 10 megabits in addition to IPTV to those homes, or is it an either/or. And if so how much total bandwidth are you getting to those homes? Thank you.

CURREY: Thank you, Jonathan.

First of all, thanks for that explanation on the stock volatility. It certainly has moved around and as I stated in my opening comments, it has nothing to do with fundamentals of our business, and we think that we just have to keep executing our strategy, and the stock price will eventually take care of itself.

CHAPLIN: I think that’s exactly right.

CURREY: Regarding NPSI, we haven’t had a chance to get into the details. We’ve done a quick read, we’ve looked at it, and all of the results, their projections, are in line with what we had anticipated. And we’re particularly gratified to see that the access line losses were about half of what they were the previous quarter.

So, there isn’t anything there that would cause us, at this point, to change any of our assumptions on synergies. You commented on a payout ratio that you’ve calculated. It definitely improves our payout ratio, and that’s exactly why we did the deal. It’s accretive in the first year, and we think it definitely helps our payout ratio.

Regarding a dividend increase and what we might do there, that’s way too early yet. You know, there’s a lot of detailed planning yet to be done over the next couple of months, and then we need to go execute the strategy. But clearly that would be a nice position to be in in the future, and that’s why we’re excited about the deal.

CHAPLIN: Great. Thanks, Bob.

CURREY: I missed the one on - oh, you asked about HD …

CHAPLIN: Oh, no, the 10 …

CURREY: I’m sorry, about the 10 meg.

CHAPLIN: Yes.

CURREY: And, it’s roughly about 60 percent of our current footprint can get the 10 meg, and that goes to 85 percent over time. We’re focused on our most competitive markets.

There aren’t a lot of users demanding 10 meg today, but there is a small percentage that need it.

In addition, it’s also to negate any arguments that people have about bandwidth requirements, and our network can demonstrate that we’re able to get the 20 meg out to take care of a digital stream, two standard definition streams, and a broadband and voice channels. So, we’re very happy with the bandwidth that we’re getting over copper.

CHAPLIN: Great. Thanks Bob.

CURREY: You’re welcome.

OPERATOR: Our next question is from Craig Larsen of Credit Suisse. Please go ahead with your question.

CHRIS LARSEN, CREDIT SUISSE: Hi. Thanks and good morning. I know that you indicated in the press release that 90 percent of your dividend will wind up being qualified and that 10 percent wouldn’t. Does that wind up changing with the North Pittsburgh transaction, where you could see the whole dividend going to 100 percent qualified based on the retained earnings that they have?

CHILDERS: Hey, Chris, this is Steve Childers. Thanks for the question. And it’s way too early to comment on that. I mean, it’s based on our earnings and profit study. We haven’t gotten their tax records yet, so we really won’t know the answer for that until probably late 2008. So, I mean, it’s too early to guess on that one.

LARSEN: OK. And then, would that have - to go back to the other question about dividends, is that something that you think would impact your decisions - you know, the ability to make sure that as much of the dividend as possible is qualified, would that impact whether you increased or decreased or did anything to your dividend policy?

CHILDERS: I don’t think so. I think it’s too early to assess that, and the 10 percent impact today I think is not a very big deal to us or to …

LARSEN: Certainly, yes.

CHILDERS:… people who own the stock, but I think it would play a little - it would play a minor role in it, but certainly wouldn’t be a deciding factor of maintaining the current dividend level or looking to possibly increase it, if it makes sense to.

LARSEN: Got you. All right, thank you.

OPERATOR: Our next question is from Mike Levine of Oppenheimer. Please go ahead with your question.

MIKE LEVINE, OPPENHEIMER: Yes. Hi, guys. I’m sorry. I jumped on late and I think you were in the middle of explaining some sort of temporary operating or fundamental problem during the quarter that’s unlikely to recur again, or in the same magnitude?

CURREY: No, Mike, I don’t - maybe you were on another call. We weren’t talking about any temporary operating problem that I’m aware of, but let Steve …

CHILDERS: The only thing we mentioned that was out of period was the Internet service …

CURREY: Oh.

CHILDERS:… 344 lines.

CURREY: Yes, I’m sorry. We had an Internet service provider regroom their network. It was 345 access line equivalents. They are worth 50 percent or less than a normal access line, so it was just highlighting, Mike, that we had that in the quarter. You don’t usually see those. Most of those are behind us, but we did want to call out that there was one that did it this quarter. I apologize.

LEVINE: No, no, that’s fine. I jumped on late. I’m sorry. OK, thanks.

CURREY: You’re welcome.

OPERATOR: Once again, ladies and gentlemen, as a reminder, to register for a question, please press star, then the number one on your telephone.

Our next question is from Michael Rollins of Citigroup. Please go ahead with your question.

MICHAEL ROLLINS, CITIGROUP: Hi. Good morning. Just a couple questions.

The first question is, as you look at the prospective benefits from doing video and broadband bundling, when do you think that you’ll get to a point where the line loss in the quarter is less versus the year-ago period, or stable, so if you look at the first six months of ’07, the line loss was worse on a year-over-year basis.

And you know, you can even normalize for, you know, some of those one-time issues that you described.

And then the second question I had was, if you could help us a little bit on the OIBITDA side. You talked about some puts and takes on the OIBITDA side in terms of access revenue benefits and so forth. As you look at the second quarter performance, is that a trough and do things - like, a seasonal trough, and things get better, or does that remain flat as you keep investing to grow DSL and IPTV over the next six months?

Thanks.

CURREY: Thank you for the question, Michael. Let me take the first part.

You know, we haven’t had any real spikes in access line loss. It’s been pretty consistent for the last three years. And the only spike that we expect to see would be as the cable companies’ launch. You see a quarterly spike, and then it comes back down more to historical levels.

What we have seen, though, and there are a lot of studies, not just within our company, but clearly the propensity to churn, or to even consider another provider, is dramatically reduced with the number of services that a subscriber takes, and we’re seeing that.

We’ve read that in literature, and now that we have 9,500 taking the Triple Play, there definitely is less propensity to even entertain an offer as you’d get the Triple Play or the Double Play.

I would comment that we’ve also seen sort of a maturation, a fairly significant drop in the ports from wire line to wireless. It looks like that has pretty well played itself out, so we don’t see that there.

So, back to your fundamental - the fundamental part of that - first part of that question, the VoIP and the broadband clearly are more than offsetting on a total connection growth for us. It’s offsetting it. And I think once we work our way through the cable launches of their VoIP product, we should start to see that turn the other way.

Steve will take the second part of that question there.

CHILDERS: Yes. Mike, I may need you to repeat it, but I’ll take a shot at it.

The OIBITDA, or EBITDA, improvement, basically the only thing that we called out that was unusual in the second quarter was kind of the $260,000 TIF recovery fund winding down, and we’ll see minimal impact of that in the third quarter, probably none in the fourth quarter.

Other than that, it’s basically focusing on the strategy that we’ve outlined on the call and that Bob just talked about, and we’ll continue to put video broadband up. We hope video - or video will turn cash flow accretive in Illinois in 2007.

You’re basically two years from launch. We will obviously continue to try to minimize access line erosion. But we think we can continue to hold EBITDA margins flat to modestly improving by focusing on our cost structure and the other alternative products that we’re rolling out.

And the only caution I would put to that is that third quarter is when we true up all of our annual studies from a regulatory perspective, so, absent a true-up going one way or the other from that perspective, we would expect to see pretty consistent quarter over quarter EBITDA performance.

ROLLINS: And I guess in the quarter, if I remember this correctly, you saw more partnership income and a little less from the consolidated business. Does that then reverse out where maybe next quarter you see a little bit more from consolidated and a little bit less from cell partnerships?

CHILDERS: We think they will continue to be relatively consistent for the rest of the year. So, then, hopefully we will continue to improve cost structure, execute on the strategy and improve our margin points as well.

ROLLINS: Thanks for taking my questions.

CHILDERS: Sure.

OPERATOR: Ladies and gentlemen, once again, as a reminder, to register for a question, please press star, then the number one on your telephone.

OPERATOR: Please proceed with your presentation, Mr. Currey.

CURREY: OK. Well, thank you, Kara , and thank you all again for joining us today and for your continued interest and support of Consolidated. We remain, excited about our current position and our opportunities, and we look forward to updating you on our progress. Thanks, and have a great day.

OPERATOR: Ladies and gentlemen, that concludes your conference for today. We thank you for your participation, and ask that you please disconnect your line.

END